UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2009
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND 2007
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	110,053,971	100	101,168,667	100

s02	CURRENT ASSETS	53,239,167	48	50,915,444	50
s03	CASH AND AVAILABLE INVESTMENTS	28,733,811	26	32,124,134	32
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	9,134,056	8	8,867,586	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,893,638	4	2,506,315	2
s06	INVENTORIES	5,505,896	5	5,104,294	5
s07	OTHER CURRENT ASSETS	5,971,766	5	2,313,115	2
s08	LONG-TERM ASSETS	6,058,866	6	3,487,960	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	2,505,834	2	2,388,943	2
s11	OTHER INVESTMENTS	3,553,032	3	1,099,017	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	31,236,885	28	29,953,452	30
s13	LAND AND BUILDINGS	16,811,391	15	16,618,888	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	37,873,386	34	34,632,413	34
s15	OTHER EQUIPMENT	4,772,719	4	4,861,774	5
s16	ACCUMULATED DEPRECIATION	30,314,584	28	27,697,533	27
s17	CONSTRUCTION IN PROGRESS	2,093,973	2	1,537,910	2
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,413,195	10	10,670,846	11
s19	OTHER ASSETS	8,105,858	7	6,140,965	6

s20	TOTAL LIABILITIES	61,701,579	100	57,275,631	100

s21	CURRENT LIABILITIES	10,069,341	16	9,755,935	17
s22	SUPPLIERS	5,806,028	9	5,351,194	9
s23	BANK LOANS	541,359	1	1,173,287	2
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	147,543	0	106,612	0
s25	TAXES PAYABLE	607,202	1	617,585	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,967,209	5	2,507,257	4
s27	LONG-TERM LIABILITIES	36,519,011	59	32,050,554	56
s28	BANK LOANS	8,755,672	14	8,583,075	15
s29	STOCK MARKET LOANS	26,731,435	43	22,511,892	39
s30	OTHER LOANS WITH COST	1,031,904	2	955,587	2
s31	DEFERRED LIABILITIES	8,821,759	14	10,378,912	18
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,291,468	10	5,090,230	9

s33	STOCKHOLDERS' EQUITY	48,352,392	100	43,893,036	100

s34	NONCONTROLLING INTEREST	6,452,228	13	5,134,554	12
s35	CONTROLLING INTEREST	41,900,164	87	38,758,482	88
s36	CONTRIBUTED CAPITAL	14,567,803	30	14,608,894	33
s79	CAPITAL STOCK	10,019,859	21	10,060,950	23
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	9	4,547,944	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	27,332,361	57	24,149,588	55
s42	RETAINED EARNINGS AND CAPITAL RESERVES	31,111,635	64	29,230,968	67
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	781,911	2	191,173	0
s80	SHARES REPURCHASED	(4,561,185)	(9)	(5,272,553)	(12)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	28,733,811	100	32,124,134	100
s46	CASH	797,452	3	1,708,501	5
s47	AVAILABLE INVESTMENTS	27,936,359	97	30,415,633	95

s07	OTHER CURRENT ASSETS	5,971,766	100	2,313,115	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	9,146	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	5,962,620	100	2,313,115	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,413,195	100	10,670,846	100
s48	DEFERRED EXPENSES (NET)	5,189,612	45	3,539,320	33
s49	GOODWILL	6,223,583	55	7,131,526	67
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	8,105,858	100	6,140,965	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	1,933,206	24	182,002	3
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,172,652	76	5,958,963	97

s21	CURRENT LIABILITIES	10,069,341	100	9,755,935	100
s52	FOREIGN CURRENCY LIABILITIES	4,829,605	48	3,301,106	34
s53	MEXICAN PESOS LIABILITIES	5,239,736	52	6,454,829	66

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,967,209	100	2,507,257	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	37,597	1
s89	ACCRUED INTEREST	445,716	15	403,777	16
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,119,194	71	1,578,869	63
s105	BENEFITS TO EMPLOYEES	402,299	14	487,014	19

s27	LONG-TERM LIABILITIES	36,519,011	100	32,050,554	100
s59	FOREIGN CURRENCY LIABILITIES	27,019,011	74	22,050,554	69
s60	MEXICAN PESOS LIABILITIES	9,500,000	26	10,000,000	31

s31	DEFERRED LIABILITIES	8,821,759	100	10,378,912	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	8,821,759	100	10,378,912	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,291,468	100	5,090,230	100
s66	DEFERRED TAXES	2,284,430	36	1,338,382	26
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	412,822	7	241,058	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,594,216	57	3,510,790	69

s79	CAPITAL STOCK	10,019,859	100	10,060,950	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,378,506	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,682,444	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	31,111,635	100	29,230,968	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	24,157,206	78	22,134,250	76
s45	NET INCOME FOR THE YEAR	4,819,006	15	4,961,295	17

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	781,911	100	191,173	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULTS FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULTS FROM FOREIGN CURRENCY TRANSLATION	(1,064,669)	(136)	(1,380,921)	(722)
s97	CUMULATIVE RESULTS FROM DERIVATIVE FINANCIAL INSTRUMENTS	137,368	18	0	0
s98	CUMULATIVE EFFECTS OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	1,709,212	219	1,572,094	822

BALANCE SHEETS
 OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	43,169,826	41,159,509
s73	PENSIONS AND SENIORITY PREMIUMS	1,645,247	1,552,738
s74	EXECUTIVES (*)	39	40
s75	EMPLOYEES (*)	22,377	21,911
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	329,188,519,335	328,536,674,076
s78	REPURCHASED SHARES (*)	17,353,305,996	19,426,338,555
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	973,892	1,208,206

 (*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30, 2009 AND 2008
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	37,189,067	100	33,500,680	100
r02	COST OF SALES	19,577,494	53	17,787,766	53
r03	GROSS PROFIT	17,611,573	47	15,712,914	47
r04	GENERAL EXPENSES	6,749,825	18	5,343,969	16
r05	OPERATING INCOME (LOSS)	10,861,748	29	10,368,945	31
r08	OTHER INCOME AND (EXPENSE), NET	(356,352)	0	(614,072)	(2)
r06	INTEGRAL RESULT OF FINANCING	(2,056,383)	(6)	(1,330,469)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(590,741)	(2)	(436,780)	(1)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	7,858,272	21	7,987,624	24
r10	INCOME TAXES	2,240,060	6	2,217,183	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,618,212	15	5,770,441	17
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	5,618,212	15	5,770,441	17
r19	NONCONTROLLING INTEREST NET INCOME	799,206	2	809,146	2
r20	CONTROLLING INTEREST NET INCOME	4,819,006	13	4,961,295	15

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	37,189,067	100	33,500,680	100
r21	DOMESTIC	31,375,803	84	28,863,280	86
r22	FOREIGN	5,813,264	16	4,637,400	14
r23	TRANSLATED INTO DOLLARS (***)	430,580	1	423,952	1

r08	OTHER INCOME AND (EXPENSE), NET	(356,352)	100	(614,072)	100
r49	OTHER INCOME AND (EXPENSE), NET	(349,187)	98	(611,639)	100
r34	EMPLOYEES' PROFIT SHARING, CURRENT	8,003	(2)	2,433	0
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	(838)	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(2,056,383)	100	(1,330,469)	100
r24	INTEREST EXPENSE	2,339,897	(114)	1,972,874	(148)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	781,002	(38)	1,085,856	(82)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(497,488)	24	(443,451)	33
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	2,240,060	100	2,217,183	100
r32	INCOME TAX, CURRENT	2,219,149	99	2,551,922	115
r33	INCOME TAX, DEFERRED	20,911	1	(334,739)	(15)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	46,707,039	35,968,835
r37	TAX RESULT FOR THE YEAR	5,844,315	6,130,790
r38	NET SALES (**)	51,660,665	45,908,103
r39	OPERATING INCOME (**)	15,620,610	14,972,380
r40	CONTROLLING INTEREST NET INCOME (**)	7,661,363	7,795,847
r41	NET CONSOLIDATED INCOME (**)	8,578,428	8,809,427
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	3,557,255	3,105,784

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30, 2009 AND 2008
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	13,149,757	100	12,459,006	100
rt02	COST OF SALES	6,646,766	51	6,414,682	51
rt03	GROSS PROFIT	6,502,991	49	6,044,324	49
rt04	GENERAL EXPENSES	2,507,245	19	2,068,265	17
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	3,995,746	30	3,976,059	32
rt08	OTHER INCOME AND (EXPENSE), NET	(60,965)	0	(69,111)	0
rt06	INTEGRAL RESULT OF FINANCING	(516,667)	(4)	(586,297)	(5)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(142,076)	(1)	(146,849)	(1)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,276,038	25	3,173,802	25
rt10	INCOME TAXES	906,872	7	892,499	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,369,166	18	2,281,303	18
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,369,166	18	2,281,303	18
rt19	NET INCOME OF MINORITY INTEREST	355,112	3	214,285	2
rt20	NET INCOME OF MAJORITY INTEREST	2,014,054	15	2,067,018	17

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	13,149,757	100	12,459,006	100
rt21	DOMESTIC	11,182,842	85	10,911,397	88
rt22	FOREIGN	1,966,915	15	1,547,609	12
rt23	TRANSLATED INTO DOLLARS (***)	138,626	1	124,446	1

rt08	OTHER INCOME AND (EXPENSE), NET	(60,965)	100	(69,111)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(58,060)	95	(68,875)	100
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	1,912	(3)	236	0
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	993	(2)	0	0

rt06	INTEGRAL RESULT OF FINANCING	(516,667)	100	(586,297)	100
rt24	INTEREST EXPENSE	721,820	(140)	819,047	(140)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt25	INTEREST INCOME	173,028	(33)	304,515	(52)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	32,125	(6)	(71,765)	12
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	906,872	100	892,499	100
rt32	INCOME TAX, CURRENT	939,629	104	867,404	97
rt33	INCOME TAX, DEFERRED	(32,757)	(4)	25,095	3

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,195,021	1,149,708

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	7,858,272	7,987,624
e02	+ (-) ITEMS NOT REQUIRING CASH	633,705	218,063
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	4,195,900	4,013,282
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,411,701	2,429,089
e05	CASH FLOW BEFORE INCOME TAX	15,099,578	14,648,058
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(6,823,576)	(4,245,506)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	8,276,002	10,402,552

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,981,528)	(2,963,882)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	3,294,474	7,438,670

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(9,574,592)	(1,273,506)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,280,118)	6,165,164
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(92,131)	(4,439)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35,106,060	25,963,409
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	28,733,811	32,124,134

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	633,705	218,063
e15	+ ESTIMATES FOR THE PERIOD	621,295	196,885
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	12,410	21,178

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	4,195,900	4,013,282
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	3,557,255	3,105,784
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	-	427,095
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	590,741	436,780
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	-
e24	(-) + OTHER ITEMS	47,904	43,623

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,411,701	2,429,089
e25	+ ACCRUED INTEREST	2,149,583	1,957,352
e26	+ (-) OTHER ITEMS	262,118	471,737

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(6,823,576)	(4,245,506)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	8,428,566	8,267,067
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(350,828)	(1,387,944)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(2,129,642)	(616,406)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(520,609)	667,896
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(10,235,757)	(9,024,252)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(2,015,306)	(2,151,867)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,981,528)	(2,963,882)
e33	- PERMANENT INVESTMENT IN SHARES	(753,689)	(847,680)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(3,798,923)	(3,250,815)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	95,973	49,447
e37	- INVESTMENT IN INTANGIBLE ASSETS	(389,026)	(1,171,228)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	-
e44	+ (-) OTHER ITEMS	(135,863)	2,256,394

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(9,574,592)	(1,273,506)
e45	+ BANK FINANCING	-	-
e46	+ STOCK MARKET FINANCING	-	5,252,135
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(2,285,783)	(482,932)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	(122,483)
e50	(-) OTHER FINANCING AMORTIZATION	(102,601)	(72,214)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	(5,183,020)	(2,229,973)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(2,143,644)	(1,871,316)
e56	- REPURCHASE OF SHARES	(47,706)	(1,073,944)
e57	+ (-) OTHER ITEMS	188,162	(672,779)

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	15.11%		17.22%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	17.74%		20.07%
p03	NET INCOME TO TOTAL ASSETS (**)	7.79%		8.71%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	77.72%		31.70%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.47	times	0.45	times
p07	NET SALES TO FIXED ASSETS (**)	1.65	times	1.53	times
p08	INVENTORIES TURNOVER (**)	4.91	times	4.67	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	58	days	62	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.56%		8.02%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	56.06%		56.61%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.28	times	1.30	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.62%		44.26%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	116.91%		107.00%
p15	OPERATING INCOME TO INTEREST PAID	4.64	times	5.26	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.84	times	0.80	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.29	times	5.22	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	4.74	times	4.70	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.86	times	0.89	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	285.36%		329.28%

(**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.03		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.13		$0.12

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.02		$0.01

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.36	times	3.25	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	18.42	times	16.20	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES1
CONSOLIDATED
Final Printing

E06: "STATEMENT OF CASH FLOWS (INDIRECT METHOD)":
THE  STATEMENT OF CASH FLOWS  FOR  THE  NINE  MONTHS ENDED SEPTEMBER 30, 2008 INCLUDES CERTAIN  RECLASSIFICATIONS TO  CONFORM  WITH  THE  PRESENTATION OF THE STATEMENTS OF  CASH  FLOWS  FOR  THE  YEAR  ENDED  DECEMBER 31, 2008 AND THE NINE  MONTHS  ENDED SEPTEMBER 30, 2009.

S: BALANCE SHEET
CERTAIN RECLASSIFICATIONS HAVE BEEN MADE TO SEPTEMBER 30, 2008 FINANCIAL INFORMATION TO CONFORM TO THE SEPTEMBER 30, 2009 PRESENTATION.

S03:  CASH AND AVAILABLE INVESTMENTS
INCLUDES CASH AND CASH EQUIVALENTS FOR PS. 27,936,359 AND PS. 30,415,633 AS OF SEPTEMBER 30, 2009 AND 2008, RESPECTIVELY,

S07:  OTHER CURRENTS ASSETS
INCLUDES TEMPORARY INVESTMENTS FOR PS. 4,476,582 AND PS. 1,188,540 AS OF SEPTEMBER 30, 2009 AND 2008, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
INCLUDES PS. 8,001,546 AND PS. 7,778,686 AS OF SEPTEMBER 30, 2009 AND 2008, RESPECTIVELY, OF A SHORT-TERM NATURE.

______________________
(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS1
CONSOLIDATED
Final Printing

PLEASE REFER TO 6-K FILED ON OCTOBER 28, 2009.

1THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,948,329,040	0	111,948,329,040	0	819,434	0
B	0.00000	0	51,948,769,003	0	51,948,769,003	0	382,758	0
D	0.00000	0	82,645,710,646	0	82,645,710,646	0	583,300	0
L	0.00000	0	82,645,710,646	0	0	82,645,710,646	583,300	0
TOTAL			329,188,519,335	0	246,542,808,689	82,645,710,646	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	329,188,519,335

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5  TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE PURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARES
CONSOLIDATED
Final Printing
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
1	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
2	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	15.40
3	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
4	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,816,698	100.00
5	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	100.00
6	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,868,959,000	100.00
7	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,072,110	100.00
8	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
9	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,162,811,261	100.00
10	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	272,600,905	100.00
11	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
12	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,109,462	100.00
13	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,202,931	100.00
14	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
15	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
16	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
17	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	267,284,460	100.00
18	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	100.00
19	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	5,000	100.00
20	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,390,573	100.00
21	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	100.00
22	TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	38,777,677	100.00
23	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,062,199	100.00
24	CAPITALIZED INTEGRAL COST OF FINANCING	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
					(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	ACQUISITION COST	BOOK VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,694
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	32.70	49	78,338
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	22,467
4	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	188,684	25.00	451,126	229,862
5	CORPORATIVO TD SPORTS, S.A. DE C.V	PROMOTION AND DEVELOPMENT OF COMPANIES	53,807	49.00	53,807	55,211
6	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	48.99	4,384	836
7	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	7,024
8	ENDEMOL LATINO, N.A., LLC.	INTERNET SERVICES	1	49.00	3,308	3,308
9	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,099
10	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	11,243,896	40.52	3,854,629	1,240,706
11	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION COMPANY	99,758	39.36	99,758	5,156
12	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	418,200
13	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(12,032)
14	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,366,904	50.00	1,028,822	394,223
15	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	7,742
	TOTAL INVESTMENT IN ASSOCIATES				6,783,426	2,505,834
	OTHER PERMANENT INVESTMENTS					3,553,032
	TOTAL				6,783,426	6,058,866

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74	0	0	0	0	0	2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	0	500,000	500,000	1,000,000	0	0
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24	0	0	0	0	0	1,400,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525							0	0	0	0	3,037,725	0
BANK OF AMERICA	YES	3/31/2000	3/31/2010	LIBOR+1.25							169	34,078	0	0	0	0
BANCO SANTANDER	YES	12/15/2007	11/15/2022	UNIDADDEFOMENTO							431	1,327	1,849	1,945	2,847	36,605
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600							0	0	0	0	675,050	0
GE CAPITAL LEASING	YES	5/1/2007	4/10/2010	LIBOR+1.50							1,979	3,375	0	0	0	0
											0	0	0	0	0	0
OTHER
TOTAL BANKS					-	500,000	500,000	1,000,000	-	3,500,000	2,579	38,780	1,849	1,945	3,715,622	36,256
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93	0	0	0	0	0	4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41							0	0	0	971,410	0	0
HOLDERS	YES	3/11/2002	3/11/2032	8.94							0	0	0	0	0	4,050,300
HOLDERS	YES	3/18/2005	3/18/2025	6.97							0	0	0	0	0	8,100,600
HOLDERS	YES	5/6/2008	5/15/2018	6.31							0	0	0	0	0	6,750,500
HOLDERS	YES	11/15/2005	11/15/2015	9.86							0	0	0	0	0	2,358,625
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	971,410	0	21,260,025
SUPPLIERS
VARIOUS	NA	9/30/2009	9/30/2010		0	3,412,222	0	0	0	0
VARIOUS	YES	9/30/2009	9/30/2010								0	2,393,806	0	0	0	0
TOTAL SUPPLIERS					0	3,412,222	0	0	0	0	0	2,393,806	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50	0	0	0	0	0	0	35,318	112,225	165,434	185,495	207,987	472,988
TOTAL OTHER LOANS WITH COST					-	-	-	-	-	-	35,318	112,225	165,434	185,495	207,987	472,988

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA				0	1,898,594
VARIOUS	YES										0	1,068,615
TOTAL CURRENT LIABILITIES WITHOUT COST					0	1,898,594	-	-	-	-	-	1,068,615	-	-	-	-

TOTAL					-	5,810,816	500,000	1,000,000	-	8,000,000	37,897	3,613,426	167,283	1,158,850	3,923,609	21,769,269

NOTES
  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY
   WERE AS FOLLOWS:

                                      $      13.5010   PESOS PER U.S. DOLLAR
                                                0.0249   PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND
MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.159,866 AND PS.447,336, RESPECTIVELY,
FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,008,637	27,118,608	186,084	2,512,320	29,630,928

LIABILITIES POSITION	2,447,109	33,038,419	113,436	1,531,499	34,569,918

SHORT-TERM LIABILITIES POSITION	247,590	3,342,713	110,132	1,486,892	4,829,605

LONG-TERM LIABILITIES POSITION	2,199,519	29,695,706	3,304	44,607	29,740,313

NET BALANCE	(438,472)	(5,919,811)	72,648	980,821	(4,938,990)

NOTES
MONETARY  ASSETS INCLUDE  U.S.$61,958 THOUSAND DOLLARS OF LONG-TERM HELD-TO-MATURITY INVESTMENTS AND U.S.$158,775 THOUSAND
DOLLARS OF AVAILABLE-FOR-SALE INVESTMENTS.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	13.	5010	PESOS PER U.S. DOLLAR
	19.	7723	PESOS PER EURO
	12.	6338	PESOS PER CANADIAN DOLLAR
	3.	5177	PESOS PER ARGENTINEAN PESO
	0.	6277	PESOS PER URUGUAYAN PESO
	13.	5010	PESOS PER PANAMANIAN BALBOA
	0.	0249	PESOS PER CHILEAN PESO
	0.	0070	PESOS PER COLOMBIAN PESO
	4.	6911	PESOS PER PERUVIAN NUEVO SOL
	13.	0350	PESOS PER SWISS FRANC
	6.	2795	PESOS PER STRONG BOLIVAR
	7.	6202	PESOS PER BRAZILIAN REAL
	21.	6100	PESOS PER STERLING LIBRA
	1.	9781	PESOS PER CHINESE YUAN
	0.	1507	PESOS PER JAPANESE YEN
	11.	9258	PESOS PER AUSTRALIAN DOLLAR
	1.	9407	PESOS PER SWEDISH KRONA

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.29,740,313 IS REPORTED
   AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	27,019,011
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,721,302

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30, 2009), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES AND PS. 4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN  2011, 2018, 2025, 2032 AND 2037, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2009, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS
CONSOLIDATED
Final Printing
MAIN RAW	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	COST PRODUCTION (%)

PROGRAMS AND FILMS	ALAMEDA
	FILMS, S.A	DOMESTIC
CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
DIANA
INTERNACIONAL
FILMS,
S.A. DE
	C.V.	DOMESTIC
RENE DUARTE
	OSORIO	DOMESTIC
CINE
FALCON
PRODUCCIO-
	NES, S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
GUSTAVO
ALATRISTE
	RODRIGUEZ	DOMESTIC
	NUVISION, S.A.	DOMESTIC
PELICULAS
RODRIGUEZ,
	S.A.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
AGUILA,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
ALFA
AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
SECINE,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
TOBARI, S.A.
	DE C.V.	DOMESTIC
QUALITY
FILMS, S.
DE R.L. DE
	C.V.	DOMESTIC
REYNALDO
PUENTE
	PORTILLO	DOMESTIC
OTHER
4 KIDS
	ENTERTAINMENT	FOREIGN	NO
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
CONTENTFILM
INTERNATIONAL
	LIMITED	FOREIGN	NO
DUO ENTERTAIN
VERTRIEBS
	GMHB	FOREIGN	NO
RIGHS DISTRIBU-
	TION LIMITED	FOREIGN	NO
CBS
	STUDIOS, INC.	FOREIGN	NO
DREAM WORKS
	LLC.	FOREIGN	NO
HEARTS
	ENTERTAINMENT	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
LUCAS
	FILM, LTD.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI-
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACON, INT.	FOREIGN	NO
MULTIFILMS
	BV	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
INTERNATIO-
	NAL, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO., LTD	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	ABASTECEDORA
	LUMEN	DOMESTIC
GRUPO PAPE
	LERO SCRIBE	DOMESTIC
PAPELERA
LOZANO
	HERMANOS	DOMESTIC
PAPELES
	PLANOS, S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	M REAL	FOREIGN	YES
MYLLIKOSKI
	PAPEL	FOREIGN	YES
	UPM	FOREIGN	NO
	CATALYST	FOREIGN	NO
PAPER AND IMPRESSION	PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
COMPAÑÍA
EXCEL
SERVI GRAFICA,
S.A. DE
	C.V.	DOMESTIC
OFFSET
MULTICOLOR
	S.A.	DOMESTIC
	IMPRESOS MOINO	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
S.A. DE
	C.V.	DOMESTIC
PROCESOS
INDUSTRIALES
	DE PAPEL, S.A.	DOMESTIC
BARNICES PARA
EDICIONES DE
	LIBROS, S.A.	DOMESTIC
SERVICIOS PRO-
FESIONALES
DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC
METROCOLOR
	DE MEXICO, S.A.	DOMESTIC
REPRODU-
CCIONES
FOTOME
	CANICAS, S.A.	DOMESTIC
GRÁFICA LA
	PRENSA, S.A.	DOMESTIC
EDITORIAL
ULTRA,
	S.A.	DOMESTIC
QUEBECOR
WORLD
	MEXICO	DOMESTIC
FORMADORES
Y EDITORES
	DE LIBROS	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	QUEBECOR	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
ST.
	IVES	FOREIGN	NO
COLOMBO
ANDINA DE
	IMPRESOS	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT
SALES
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(864,574)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	4	14,253,984			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		68,774			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,163,471			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		277,375			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	28,712	482,344		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		493,802			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					ACTIVE INTERNATIONAL MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					NISSAN MEXICANA, S.A. DE C.V.
					PRODUCCIONES INFOVISIÓN, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		14,625			VARIOUS
SKY:
DTH BROADCAST SATELLITE		6,504,125		SKY	SUBSCRIBERS
PAY PER VIEW		152,509
CHANNEL COMMERCIALIZATION		91,593			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		3,527,042		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		813,103
SERVICE INSTALLATION		50,054
PAY PER VIEW		55,066			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		181,475			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		511,818			L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELECOMMUNICATIONS		981,353
OTHER		30,184
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		435,387			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		448,066		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		225,126		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		1,063,643		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		291,326			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A DE C.V.
					PROPIMEX, S.A.DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	8,683	124,132		MAESTRA DE PREESCOLAR MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MEXICO DESCONOCIDO MAGAZINE	COMMERCIAL CENTERS (MALLS)
				ENTREPRENEUR MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(14,050)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		203,765			INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		288,624			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		494,406			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		59,557			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,080,567		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	42,461	776,285		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		643,681			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		619,526		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		436,679			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		16,853		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	12,830	204,001		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				MAGALY TV MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		3,370			WARNER BROS ENTERTAINMENT, INC.
TOTAL		37,189,067

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		81,723	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
OTHER INCOME		273,305	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		383,719	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,080,567	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		16,853	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		3,370	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(8,208)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		122,042	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION

OTHER INCOME		15,319	UNITED STATES OF AMERICA		VARIOUS

PAY TELEVISION NETWORKS:
SALES OF SIGNALS		110,687	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION

ADVERTISING TIME SOLD		59,557			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	42,461	776,285	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		643,681			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		619,526	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		436,679	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	12,830	204,001	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				MAGALYTV MAGAZINE
INTERSEGMENT ELIMINATIONS		(5,842)
TOTAL	55,291	5,813,264

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)
CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2009, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	259.2	U.S.$	67.2	26%

INFORMATION TECHNOLOGY PROJECTS		42.5		23.4	55%

CONSTRUCTION IN PROGRESS		6.1		4.8	79%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	1,052.2	PS.	561.3	53%

INFORMATION TECHNOLOGY PROJECTS		27.0		22.5	83%

CONSTRUCTION IN PROGRESS		17.4		13.9	80%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)
CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING  EXCHANGE  RATE AT  THE  BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03YEAR: 2009

GRUPO TELEVISA, S.A.B.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 22, 2009 — GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2009. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2009 WITH 2008:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 5.5% TO PS.13,149.8 MILLION IN THIRD QUARTER 2009 COMPARED WITH PS.12,459 MILLION IN THIRD QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN SKY, CABLE AND TELECOM, PROGRAMMING EXPORTS, PAY TELEVISION NETWORKS, AND OTHER BUSINESSES SEGMENTS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A DECREASE IN REVENUES IN OUR PUBLISHING AND TELEVISION BROADCASTING BUSINESSES.

CONSOLIDATED OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 0.5% TO PS.3,995.7 MILLION IN THIRD QUARTER 2009 COMPARED WITH PS.3,976.1 MILLION IN THIRD QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.1,195.1 MILLION AND PS.1,149.7 MILLION IN THIRD QUARTER 2009 AND 2008, RESPECTIVELY.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 2.6% TO PS.2,014.1 MILLION IN THIRD QUARTER 2009 COMPARED WITH PS.2,067 MILLION IN THIRD QUARTER 2008. THE NET DECREASE OF PS.52.9 MILLION REFLECTED PRIMARILY A PS.14.3 MILLION INCREASE IN INCOME TAXES, AND A PS.140.7 MILLION INCREASE IN NONCONTROLLING INTEREST NET INCOME. THESE UNFAVORABLE VARIANCES WERE OFFSET BY I) A PS.19.6 MILLION INCREASE IN OPERATING INCOME; II) A PS.8.1 MILLION DECREASE IN OTHER EXPENSE, NET; III) A PS.69.5 MILLION DECREASE IN INTEGRAL COST OF FINANCING; AND IV) A PS.4.9 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER RESULTS ENDED SEPTEMBER 30, 2009 AND 2008, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

THIRD-QUARTER SALES DECREASED 1.9% TO PS.5,471.9 MILLION COMPARED WITH PS.5,576.9 MILLION IN THIRD QUARTER 2008. THIS DECREASE REFLECTS AN UNFAVORABLE COMPARISON DUE TO OUR BROADCAST OF THE 2008 OLYMPIC GAMES DURING THE SAME QUARTER LAST YEAR AND WAS PARTIALLY OFFSET BY SUCCESSFUL SHOWS SUCH AS “SORTILEGIO” AND “HASTA QUE EL DINERO NOS SEPARE”.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED 3.8% TO PS.2,696.5 MILLION COMPARED WITH PS.2,803.9 MILLION IN THIRD QUARTER 2008, AND THE MARGIN WAS 49.3%. THESE RESULTS REFLECT LOWER SALES AND HIGHER EXPENSES ATTRIBUTABLE TO FOREIGN CURRENCY-DENOMINATED COSTS AND EXPENSES. THESE UNFAVORABLE BALANCES WERE PARTIALLY OFFSET BY LOWER COST OF SALES DUE TO THE ABSENCE OF THE 2008 OLYMPICS.

PAY TELEVISION NETWORKS

THIRD-QUARTER SALES INCREASED 28.6% TO PS.687.9 MILLION COMPARED WITH PS.534.9 MILLION IN THIRD QUARTER 2008. THIS INCREASE REFLECTS I) A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES; II) HIGHER REVENUES RESULTING FROM ADDITIONAL SUBSCRIBERS IN MEXICO AND LATIN AMERICA; AND III) HIGHER ADVERTISING SALES.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 18.7% TO PS.398 MILLION COMPARED WITH PS.335.2 MILLION IN THIRD QUARTER 2008, AND THE MARGIN WAS 57.9%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE OF PS.65 MILLION IN COST OF SALES AND OPERATING EXPENSES RELATED MAINLY TO THE LAUNCH OF OUR NEW SPORTS CHANNEL, TELEVISA DEPORTES NETWORK (“TDN”).

PROGRAMMING EXPORTS

THIRD-QUARTER SALES INCREASED 36.9% TO PS.755.8 MILLION COMPARED WITH PS.551.9 MILLION IN THIRD QUARTER 2008. THIS INCREASE WAS DRIVEN PRIMARILY BY I) A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.146.2 MILLION; II) A 1.9% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$38 MILLION FOR THE QUARTER; AND III) INCREASED SALES MAINLY TO LATIN AMERICA.

ROYALTIES FROM UNIVISION INCLUDE US$1.4 MILLION EARNED DURING SECOND QUARTER 2009, BUT NOT RECOGNIZED THEN AS THE ROYALTY NUMBER WAS AN ESTIMATE.  EXCLUDING THIS CATCH-UP, UNIVISION ROYALTIES DROPPED 1.7% FROM THE SAME QUARTER LAST YEAR.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 77.6% TO PS.423.3 MILLION COMPARED WITH PS.238.3 MILLION IN THIRD QUARTER 2008, AND THE MARGIN INCREASED TO 56%.  THIS MARGIN EXPANSION IS A RESULT OF REVENUE GROWTH.

PUBLISHING

THIRD-QUARTER SALES DECREASED 11.8% TO PS.795 MILLION COMPARED WITH PS.901.6 MILLION IN THIRD QUARTER 2008. THIS REFLECTS A DECREASE IN ADVERTISING AND MAGAZINE CIRCULATION SALES IN MEXICO AS WELL AS ABROAD. THIS WAS PARTIALLY OFFSET BY A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED 78.1% TO PS.35.1 MILLION, COMPARED WITH PS.160.1 MILLION IN THIRD QUARTER 2008; THE MARGIN WAS 4.4%. THESE RESULTS WERE DRIVEN BY LOWER SALES AS WELL AS HIGHER OPERATING EXPENSES DUE TO I) THE NEGATIVE IMPACT OF CERTAIN NON-RECURRING COSTS AND EXPENSES; AND II) A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS.

SKY

THIRD-QUARTER SALES INCREMENTED 9.2% TO PS.2,507.4 MILLION COMPARED WITH PS.2,296.6 MILLION IN THIRD QUARTER 2008. THIS RESULT REFLECTS AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO, CENTRAL AMERICA, AND THE DOMINICAN REPUBLIC. SPECIFICALLY IN MEXICO, THE GROWTH OF 17 THOUSAND NET ADDITIONS WAS DRIVEN MAINLY BY THE SUCCESS OF SKY’S NEW “MISKY” OFFERING.

AS OF SEPTEMBER 30, 2009, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,816,359 (INCLUDING 139,819 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,728,214 (INCLUDING 124,399 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2008. SKY CLOSED THE QUARTER WITH APPROXIMATELY 135 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED 3.4% TO PS.1,081.7 MILLION COMPARED WITH PS.1,120.2 MILLION IN THIRD QUARTER 2008, AND THE MARGIN WAS 43.1%. THESE RESULTS REFLECT HIGHER SALES THAT WERE MORE THAN OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES EXPLAINED PRIMARILY BY I) THE AMORTIZATION OF COSTS RELATED WITH THE EXCLUSIVE TRANSMISSION OF CERTAIN MATCHES OF THE 2010 SOCCER WORLD CUP BY PS.100 MILLION; AND II) TO A LESSER EXTENT, A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS.

CABLE AND TELECOM

THIRD-QUARTER SALES INCREASED 10.6% TO PS.2,190.3 MILLION COMPARED WITH PS.1,980.9 MILLION IN THIRD QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO THE ADDITION OF MORE THAN 98 THOUSAND REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN AND CABLEMÁS DRIVEN MAINLY BY THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES. DURING THE QUARTER, CABLEVISIÓN NET SALES REACHED PS.846.0 MILLION AND CABLEMÁS NET SALES REACHED PS.900.6 MILLION. THIS WAS PARTIALLY OFFSET BY A MARGINAL DECREASE IN BESTEL’S SALES BY PS.4.5 MILLION TO PS.443.7 MILLION.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 11.5% TO PS.752 MILLION COMPARED WITH PS.674.7 MILLION IN THIRD QUARTER 2008, AND THE MARGIN WAS 34.3%. THESE RESULTS REFLECTED HIGHER SALES AS WELL AS HIGHER COSTS OF SALES AND OPERATING EXPENSES DUE TO A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS AND SIGNIFICANT ADVERTISING CAMPAIGNS AROUND TRIPLE-PLAY PACKAGES. DURING THE QUARTER, CABLEVISIÓN GENERATED OPERATING SEGMENT INCOME OF PS.322.6 MILLION, CABLEMÁS GENERATED OPERATING SEGMENT INCOME OF PS.344.3 MILLION, AND BESTEL GENERATED OPERATING SEGMENT INCOME OF PS.85.1 MILLION.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM INVESTMENTS, INCLUDING CABLEVISIÓN DE MONTERREY (“TVI”), OUR 50% INTEREST IN A TELECOMMUNICATIONS COMPANY WITH OPERATIONS IN MONTERREY AND NEARBY CITIES. BEGINNING IN THE FOURTH QUARTER OF 2009, THE RESULTS OF TVI WILL NO LONGER BE ACCOUNTED FOR UNDER THE EQUITY METHOD AND WILL BE INCORPORATED IN THE COMPANY’S OPERATING RESULTS.

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND TELEPHONY AS OF SEPTEMBER 30, 2009 AMOUNTED TO 616,806, 234,138 AND 111,709, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF SEPTEMBER 30, 2009 AMOUNTED TO 890,270, 266,824 AND 119,144, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF SEPTEMBER 30, 2009 AMOUNTED TO 230,857, 101,883 AND 62,981, RESPECTIVELY.

THE REVENUE GENERATING UNITS (RGUS) OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF SEPTEMBER 30, 2009 AMOUNTED TO 962,653, 1,276,238 AND 395,721, RESPECTIVELY.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED 14.6% TO PS.1,065.4 MILLION COMPARED WITH PS.929.5 MILLION IN THIRD QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR SOCCER, GAMING, FEATURE-FILM DISTRIBUTION, AND INTERNET BUSINESSES, WHICH WERE PARTIALLY OFFSET BY A DECREASE IN SALES IN OUR RADIO AND PUBLISHING DISTRIBUTION BUSINESSES.

THIRD-QUARTER OPERATING SEGMENT LOSS DECREASED TO PS.30.9 MILLION COMPARED WITH A LOSS OF PS.55.4 MILLION IN THIRD QUARTER 2008, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD QUARTER 2009 AND 2008 AMOUNTED TO PS.323.9 MILLION AND PS.313.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN THIRD QUARTER 2009 AND 2008 AMOUNTED TO PS.106.5 MILLION AND PS.90.2 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, IN THIRD QUARTER 2009, PRIMARILY INCLUDED DONATIONS AND PROFESSIONAL SERVICES RENDERED IN CONNECTION WITH CERTAIN LITIGATION.
OTHER EXPENSE, NET, DECREASED BY PS.8.1 MILLION, OR 11.7%, TO PS.61 MILLION FOR THIRD QUARTER 2009, COMPARED WITH PS.69.1 MILLION FOR THIRD QUARTER 2008. THIS DECREASE REFLECTED PRIMARILY A REDUCTION IN PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING DECREASED BY PS.69.5 MILLION, TO PS.516.7 MILLION FOR THIRD QUARTER 2009 FROM PS.586.2 MILLION FOR THIRD QUARTER 2008. THIS DECREASE REFLECTED I) A PS.97.3 MILLION DECREASE IN INTEREST EXPENSE; II) A PS.131.6 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A REDUCTION OF INTEREST RATES APPLICABLE TO CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN THIRD QUARTER 2009; AND III) A PS.103.8 MILLION INCREASE IN FOREIGN-EXCHANGE GAIN RESULTING MAINLY FROM FAVORABLE VARIANCES IN CABLEMÁS FOREIGN-CURRENCY DERIVATIVES IN CONNECTION WITH A 2.5% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR DURING THIRD QUARTER 2009.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.4.9 MILLION, OR 3.3%, TO PS.142 MILLION IN THIRD QUARTER 2009 COMPARED WITH PS.146.9 MILLION IN THIRD QUARTER 2008. THE EQUITY IN LOSSES OF AFFILIATES IS GENERATED BY THE LOSSES EXPERIENCED BY LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

INCOME TAXES

INCOME TAXES INCREASED BY PS.14.3 MILLION, OR 1.6%, TO PS.906.8 MILLION IN THIRD QUARTER 2009 FROM PS.892.5 MILLION IN THIRD QUARTER 2008. THIS INCREASE REFLECTED PRIMARILY A HIGHER CORPORATE INCOME TAX BASE. TELEVISA’S EFFECTIVE INCOME TAX RATE FOR THIRD QUARTER 2009, AND FOR THE FIRST NINE MONTHS OF THE YEAR, WAS 26.5%, VERY CLOSE TO THE STATUTORY CORPORATE INCOME TAX RATE OF 28%. IN THE LAST  YEARS, OUR EFFECTIVE INCOME TAX RATE HAS BEEN VERY CLOSE TO THE STATUTORY CORPORATE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.140.7 MILLION, OR 65.6%, TO PS.355.1 MILLION IN THIRD QUARTER 2009, FROM PS.214.4 MILLION IN THIRD QUARTER 2008. THIS INCREASE REFLECTED ESSENTIALLY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO MINORITY STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THIRD QUARTER 2009, WE INVESTED APPROXIMATELY US$149.2 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$55.4 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$32.8 MILLION FOR OUR SKY SEGMENT, US$7.6 FOR OUR GAMING BUSINESS, AND US$53.4 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE A CAPITAL CONTRIBUTION IN CONNECTION WITH OUR 40% INTEREST IN LA SEXTA IN THE AMOUNT OF €3.9 MILLION (PS.74.5 MILLION).

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING THE QUARTER INCLUDED APPROXIMATELY US$34.5 MILLION FOR CABLEVISIÓN, US$16.3 MILLION FOR CABLEMÁS, AND US$4.6 MILLION FOR BESTEL.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.36,028.5 MILLION AND PS.33,143.2 MILLION AS OF SEPTEMBER 30, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.541.4 MILLION AND PS.1,173.2 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,179.4 MILLION AND PS.1,062.2 MILLION AS OF SEPTEMBER 30, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.147.5 MILLION AND PS.106.6 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2009 AND 2008 OUR CONSOLIDATED NET CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, HELD-TO-MATURITY INVESTMENTS AND AVAILABLE-FOR-SALE INVESTMENTS LESS TOTAL DEBT) WAS PS.492 MILLION AND PS.1,049.4 MILLION, RESPECTIVELY.  HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2009 AND 2008 AMOUNTED TO PS.3,310.1 MILLION AND PS.880 MILLION, RESPECTIVELY.

SHARES REPURCHASED AND OUTSTANDING

DURING THIRD QUARTER 2009, WE REPURCHASED APPROXIMATELY 1.4 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.68.2 MILLION.

AS OF SEPTEMBER 30, 2009 AND 2008, OUR SHARES OUTSTANDING AMOUNTED TO 329,188.5 MILLION AND 328,536.7 MILLION SHARES, RESPECTIVELY; AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,813.6 MILLION AND 2,808 MILLION CPO EQUIVALENTS, RESPECTIVELY.  NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF SEPTEMBER 30, 2009 AND 2008 THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 562.7 MILLION AND 561.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THIRD QUARTER 2009, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AVERAGE AUDIENCE SHARE AMOUNTED TO 72.7%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AVERAGE AUDIENCE SHARE AMOUNTED TO 69.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AVERAGE AUDIENCE SHARE AMOUNTED TO 70.6%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF AN INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF SEPTEMBER 30, 2009 AND 2008, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2008, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009.

            EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF CABLEMÁS IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30 CONSISTED OF:

	2009		2008
BUILDINGS	Ps.	9,231,803	Ps.	9,263,747
BUILDING IMPROVEMENTS		1,684,389		1,755,585
TECHNICAL EQUIPMENT		36,083,496		32,842,523
SATELLITE TRANSPONDERS		1,789,890		1,789,890
FURNITURE AND FIXTURES		760,242		810,162
TRANSPORTATION EQUIPMENT		1,662,138		1,616,326
COMPUTER EQUIPMENT		2,350,339		2,435,286
LEASEHOLD IMPROVEMENTS		1,269,334		1,050,999
		54,831,631		51,564,518
ACCUMULATED DEPRECIATION		(30,314,584)		(27,697,533)
		24,517,047		23,866,985
LAND		4,625,865		4,548,557
CONSTRUCTION AND PROJECTS IN PROGRESS		2,093,973		1,537,910
	Ps.	31,236,885	Ps.	29,953,452

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 WAS PS.3,210,954 AND PS.2,774,055, RESPECTIVELY.

3.         LONG-TERM DEBT SECURITIES:

AS OF SEPTEMBER 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2009					2008
LONG-TERM DEBT SECURITIES		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	971,410	U.S.$	71,951	Ps.	787,036
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,750,500		500,000		5,469,250
6.625% SENIOR NOTES DUE 2025 (A)		600,000		8,100,600		600,000		6,563,100
8.5% SENIOR NOTES DUE 2032 (A)		300,000		4,050,300		300,000		3,281,550
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTED NOTES DUE 2015 (B)		174,700		2,358,625		174,700		1,910,956
	U.S.$	1,646,651	Ps.	26,731,435	U.S.$	1,646,651	Ps.	22,511,892

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94% AND 8.93% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025 AND 2037, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. AND MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS, DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

4.        CONTINGENCIES:

          ON JANUARY 22, 2009, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED AN AMENDMENT TO THEIR PROGRAM LICENSE AGREEMENT. IN CONNECTION WITH THIS AMENDMENT, TELEVISA, S.A. DE C.V. AND UNIVISION AGREED TO DISMISS ALL CLAIMS IN THE DISTRICT COURT ACTION.

 THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE CONTROLLING INTEREST STOCKHOLDERS' EQUITY AS OF SEPTEMBER 30 IS ANALYZED AS FOLLOWS:

	2009				2008
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS		RESTATED PESOS (1)
CAPITAL STOCK ISSUED	Ps.	2,368,792	Ps.	10,019,859	Ps.	2,378,506	Ps.	10,060,950
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
UNAPPROPRIATED EARNINGS		17,704,890		21,672,129		14,959,071		19,523,986
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,523,890		4,194,289		3,516,529		4,182,358
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(927,301)		—		(1,380,921)
NET INCOME FOR THE PERIOD		—		4,819,006		—		4,961,295
SHARES REPURCHASED		(4,169,381)		(4,561,185)		(5,256,706)		(5,272,553)
TOTAL CONTROLLING INTEREST STOCKHOLDERS’ EQUITY			Ps.	41,900,164			Ps.	38,758,482

            (1) RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED THROUGH DECEMBER 31, 2007, IN ACCORDANCE WITH MEXICAN FRS.

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF PS.0.75 PER CPO AND PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

AS OF SEPTEMBER 30, 2009 THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	7,930,747,385	111,948,329,040
SERIES “B” SHARES	55,995,375,176	4,046,606,173	51,948,769,003
SERIES “D” SHARES	85,333,686,865	2,687,976,219	82,645,710,646
SERIES “L” SHARES	85,333,686,865	2,687,976,219	82,645,710,646
	346,541,825,331	17,353,305,996	329,188,519,335

  THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES ACQUIRED BY A TRUST IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY AS OF SEPTEMBER 30, 2009,  AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL		NET COST
REPURCHASE PROGRAM (1)	183,690,000	-	183,690,000	Ps.	75,584
ACQUIRED BY A GROUP’S TRUST (2)	-	-	-		-
ACQUIRED BY A COMPANY’S TRUST (3)	8,801,830,323	8,367,785,673	17,169,615,996		4,006,208
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-		479,393
	8,985,520,323	8,367,785,673	17,363,305,996	Ps.	4,561,185

(1)	DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2009, THE COMPANY REPURCHASED 183,690,000 SHARES IN THE FORM OF 1,570,000 CPOS.
(2)
IN JANUARY 2009 THE COMPANY RELEASED 4,773,600 SHARES IN THE FORM OF 40,800 CPOS, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN, IN THE AMOUNT OF PS.371. DURING THE FIRST HALF OF 2009, A SPECIAL PURPOSE TRUST FOR THE COMPANY’S STOCK PURCHASE PLAN ACQUIRED 70,200,000 SHARES IN THE FORM OF 600,000 CPOS, IN THE AMOUNT OF PS.21,220.  IN SECOND QUARTER 2009, THIS SPECIAL PURPOSE TRUST TRANFERRED ALL OF ITS COMPANY’S SHARES TO THE TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN COMPRISED BY 3,072,613,869 SHARES IN THE FORM OF 26,261,657 CPOS AND AN ADDITIONAL 516,887,975 SERIES A SHARES, 20,675,534 SERIES B SHARES, 25 SERIES D SHARES AND 25 SERIES L SHARES, NOT IN THE FORM OF CPOS.

(3)
IN JANUARY 2009, THE COMPANY RELEASED 1,369,593,459 SHARES IN THE FORM OF 11,705,927 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.92,638 DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2009, A TRUST  FOR THE COMPANY’S LONG-TERM RETENTION PLAN ACQUIRED 403,006,500 COMPANY’S SHARES IN THE FORM OF 3,444,500 CPOS, IN THE AMOUNT OF PS.154,213.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.266,303 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF SEPTEMBER 30, 2009.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30 CONSISTED OF:

	2009		2008
INTEREST EXPENSE (1)	Ps.	2,339,897	Ps.	1,972,874
INTEREST INCOME		(781,002)		(1,085,856)
FOREIGN EXCHANGE LOSS, NET (2)		497,488		443,451
	Ps. 2,056,383		Ps. 1,330,469

(1)	INTEREST EXPENSE INCLUDES IN 2009 AND 2008 A NET LOSS (GAIN) FROM RELATED DERIVATIVE CONTRACTS OF PS.90,903 AND PS.(43,265), RESPECTIVELY.
(2)	INCLUDES IN 2009 AND 2008 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.386,396 AND PS.203,744, RESPECTIVELY.

8.        DEFERRED TAXES:

           THE DEFERRED INCOME TAX LIABILITY AS OF SEPTEMBER 30 WAS DERIVED FROM:

	2009		2008
ASSETS:
ACCRUED LIABILITIES	Ps.	750,317	Ps.	601,717
GOODWILL		1,062,680		1,017,575
TAX LOSS CARRYFORWARDS		805,779		906,268
ALLOWANCE FOR DOUBTFUL ACCOUNTS		342,184		301,781
CUSTOMER ADVANCES		770,480		1,303,850
OTHER ITEMS		240,571		241,617
		3,972,011		4,372,808
LIABILITIES:
INVENTORIES		(177,724)		(421,442)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,478,280)		(1,566,312)
OTHER ITEMS		(1,567,534)		(1,539,956)
SKY		(465,294)		(525,164)
		(3,688,832)		(4,052,874)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		283,179		319,934
DEFERRED TAX OF FOREIGN SUBSIDIARIES		(111,937)		763,907
ASSETS TAX		891,094		1,498,581
VALUATION ALLOWANCE		(3,386,861)		(3,920,804)
FLAT RATE BUSINESS TAX		40,095		-
DEFERRED TAX LIABILITY	Ps.	(2,284,430)	Ps.	(1,338,382)

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SRPTEMBER 30, 2009 ARE AS FOLLOWS:

QUARTER		ACCUMULATED		QUARTER

4 / 08	PS.	7,803,652	PS.	2,842,357
1 / 09		978,031		978,031
2 / 09		2,804,952		1,826,921
3 / 09		4,819,006		2,014,054

11. INFORMATION BY SEGMENTS:

INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 IS AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2009:
TELEVISION BROADCASTING	Ps.	14,815,147	Ps.	12,120	Ps.	14,803,027	Ps.	6,978,868
PAY TELEVISION NETWORKS		1,994,809		746,918		1,247,891		1,257,363
PROGRAMMING EXPORTS		2,080,567		8,208		2,072,359		1,058,113
PUBLISHING		2,410,737		4,281		2,406,456		189,616
SKY		7,367,753		3,643		7,364,110		3,334,525
CABLE AND TELECOM		6,586,774		47,926		6,538,848		2,184,826
OTHER BUSINESSES		2,811,904		55,528		2,756,376		(99,851)
SEGMENTS TOTALS		38,067,691		878,624		37,189,067		14,903,460
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(878,624)		(878,624)		-		(484,457)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,557,255)
CONSOLIDATED TOTAL	Ps.	37,189,067	Ps.	-	Ps.	37,189,067	Ps.	10,861,748	(1)

2008:
TELEVISION BROADCASTING	Ps.	14,750,310	Ps.	312,059	Ps.	14,438,251	Ps.	7,025,175
PAY TELEVISION NETWORKS		1,513,174		401,186		1,111,988		948,386
PROGRAMMING EXPORTS		1,701,460		610		1,700,850		748,574
PUBLISHING		2,556,232		11,721		2,544,511		382,802
SKY		6,749,685		65,741		6,683,944		3,331,115
CABLE AND TELECOM		4,441,753		1,381		4,440,372		1,452,442
OTHER BUSINESSES		2,640,970		60,206		2,580,764		(79,677)
SEGMENT TOTALS		34,353,584		852,904		33,500,680		13,808,817
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(852,904)		(852,904)		-		(334,088)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,105,784)
CONSOLIDATED TOTAL	Ps.	33,500,680	Ps.	-	Ps.	33,500,680	Ps.	10,368,945	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

          THE GROUP’S PUBLISHING DISTRIBUTION BUSINESS WAS PRESENTED AS A SEPARTE REPORTABLE BUSINESS THROUGH SECOND QUARTER 2008, AND WAS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT IN THIRD QUARTER 2008, SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

12.     INVESTMENTS:

          IN THE NINE MONTHS ENDED SEPTEMBER 30, 2009, THE GROUP MADE CAPITAL CONTRIBUTIONS  IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA AND  ITS 25% INTEREST IN VOLARIS IN THE AGGREGATE AMOUNT OF €35.7 MILLION (PS.663,082)  AND U.S.$5 MILLION (PS.69,000), RESPECTIVELY.

13.     OTHER STOCKHOLDERS TRANSACTIONS:

          IN FEBRUARY 2009, THE GROUP ACQUIRED A PORTION OF NON-CONTROLLING INTEREST IN CABLEMÁS TO INCREASE ITS INTEREST IN THIS SUBSIDIARY FROM 54.5% TO 58.3%.

          IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS MINORITY EQUITY OWNERS.

          IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY’S SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,812,675 WAS CONTRIBUTED BY NON-CONTROLLING STOCKHOLDERS.

14. FINANCING TRANSACTIONS:

          IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE PAYABLE ISSUED BY A COMPANY’S SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

          IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS ORIGINAL MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.
------------

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR  KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Emilio Azcarraga Jean	/s/ Salvi Folch Viadero
EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ Joaquin Balcarcel Santa Cruz
JOAQUIN BALCÁRCEL SANTA CRUZ VICE PRESIDENT - LEGAL AND GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 22, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 28, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President